May 28, 2025

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE:	New Age Alpha Funds Trust, New Age Alpha Variable Funds Trust and New Age Alpha Advisors, LLC; Request for Withdrawal of Exemptive Application (File No. 812-15595)

Ladies and Gentlemen:

We are writing on behalf of New Age Alpha Funds Trust, New Age Alpha Variable Funds Trust, and New Age Alpha Advisors, LLC (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), from certain provisions of Section 15(a) of the 1940 Act and certain disclosure requirements under various rules and forms (the “Application”). The Application was originally filed with the Securities and Exchange Commission (the “Commission”) on June 28, 2024, and an amended Application was filed on October 11, 2024.

The Applicants respectfully request that the Application be withdrawn and that the Commission take no further action with respect thereto.

If you have any questions concerning the foregoing, please contact me at (513) 991-8472 or bo@fintechlegal.io.

Very truly yours,

/s/ Bo James Howell

Bo James Howell

On behalf of FinTech Law, LLC

FinTech Law

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